

December 14, 2020

Nick Bhargava
Acting Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

   Re: Groundfloor Yield LLC
     Amended Draft Offering Statement on Form 1-A
     Submitted November 2, 2020
     CIK No. 0001810007

Dear Mr. Bhargava:

   We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

   Unless we note otherwise, our references to prior comments are to comments in our September 18, 2020 letter.

Amendment to Draft Offering Statement submitted November 2, 2020

General

1. We note your response to comments 1 and 5, changes to the maturity of the notes, and the addition of a quarter point limit to interest rate changes. We note, however, that you reserve the right to modify the applicable interest rate on the notes from time to time in your sole discretion. Please provide an analysis showing how you determined that the broad discretion with respect to the frequency of changes to the interest rate would not constitute the issuance of a new security. In addition, please provide an analysis showing how you determined that your ability to change the term, price, and other non-interest features of the Groundfloor Yield Notes does not constitute a delayed offering of those

securities in violation of Rule 251(d)(3)(i)(F).

2.   Please clarify when you intend to provide investors with an offering circular supplement and the minimum number of days investors will have to consider a put right each time you change the interest rate. Additionally, clarify how the "applicable maturity date" applies to individual note issuances and provide illustrative examples to explain how principal and interest will be calculated and paid on small investment amounts. For example, it is unclear if interest will be calculated based on business days, a 360 day year, and whether amounts may be rounded up or down. It is also unclear how automatic interest rate changes on an investor's outstanding notes will impact principal and interest calculations. Your examples should clarify the minimum time a small amount of notes would need to be held in order to be paid interest assuming a certain interest rate.

Groundfloor Yield Notes, page 6

3.   Please revise your diagrams on pages 18 and 19 to be consistent with the description provided related to the anticipated structure of the offering of the GFY Notes as outlined within your response to comment 4 in your response letter dated August 21, 2020.

4.   We have considered your response to our prior comment 5 in your letter dated August 21, 2020 and the disclosure in your filing. You state that your sole purpose is to acquire loans from Groundfloor Holdings through the proceeds raised from the sale of the Notes, and the funds are meant to replace Groundfloor Holdings' existing credit facility. You also state that Groundfloor Finance and Groundfloor Real Estate 1 & 2 will purchase these loans from you using proceeds they raise from the sale of LROs and securities to investors. Given the business purpose of your company, the related activities and interests with Groundfloor Finance and its subsidiaries and the economic interdependence of the entities, we believe your business and repayment of the Notes are dependent on Groundfloor Finance and its subsidiaries. As such, please include the audited consolidated financial statements of Groundfloor Finance in your filing because these financial statements are material information necessary to make the required statements within your offering statement not misleading pursuant to paragraph 230.252(a) of Regulation A.

Groundfloor Yield Auto-Invest Program, page 8

5.   We note your response to comment 7 and revised disclosure regarding the auto-invest program and other terms of the offering. Your offering anticipates periodic investor purchases triggering rolling 5 business day investor put rights and an automatic reset of the interest rate on outstanding notes when you change interest rates. Please revise to clearly explain the mechanics of interest rate changes and their impact on the ability of auto-invest participants to cancel. Given the complexity of the offering and auto-invest program, please provide an illustrative example to clarify the administration and timing of the auto-invest program, in particular the amount of time a participant will have to cancel after notice of an interest rate change.

Investor Put Right, page 8

6.   Please clarify whether there are any restrictions or limitations on the ability of the investors to exercise their put rights, including, for example, the amount of such puts, both at the individual investor level and in the aggregate across all investors, and describe those clearly in your offering circular.

Risk Factors, page 10

7.   We note revised disclosure stating that changes to the "interest rate shall apply to all outstanding" notes. Please provide risk factor disclosure addressing your sole discretion to lower the interest rate on a purchaser's investment.

Independent Auditors' Report, page F-1

8.   Please amend your filing to include an audit opinion with a conformed EDGAR signature.   Reference is made to Rule 302 of Regulation S-T.

You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.